Exhibit 99.1

QUEENSTAKE RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis has been prepared as at May 10, 2006 unless otherwise indicated, and it should be read in conjunction with the unaudited interim consolidated financial statements of Queenstake Resources Ltd. (“Queenstake” or the “Company”) as at March 31, 2006 and the notes thereto which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  All dollar figures are in U.S. dollars, unless otherwise indicated.

INTRODUCTION

The Company engages in the mining, processing, production and sale of gold, as well as related activities including development and exploration.  The Company’s principal asset and only current source of revenue is its 100% owned Jerritt Canyon mine complex where it operates several mines and an ore processing plant, located 50 miles north of Elko, Nevada.  The Jerritt Canyon mine complex consists of four underground mines, which together with ore stockpiles feed ore to an ore processing mill. Jerritt Canyon has extensive exploration potential, comprised of an approximately 119-square mile land position that it controls, together with a geological database compiled over the past 27 years.

The Company acquired the Jerritt Canyon Mine on June 30, 2003; prior to that date the Company was an exploration company and did not have commercial scale gold production.

OVERVIEW

Redevelopment Plan

During the third quarter of 2005, the Company announced a redevelopment plan designed to optimize operations and reduce operating costs in response to development and production shortfalls at Jerritt Canyon and rising commodity costs.  The redevelopment plan represented a re-engineering to optimize value and cash flow from the Jerritt Canyon mine complex assets given constraints with manpower, mining equipment, and increasing energy and commodity costs.  The plan was premised on a significant change in mining and processing practices at Jerritt Canyon to re-focus the operations on accelerating underground development, producing from higher grade stopes and reducing mill processing rates to align mill throughput with an optimal mining rate. As a result of these measures, the average grade of ore being processed was increased to approximately 0.25 ounce of gold per ton (opt), representing an approximate 20% increase in grade from the first half of 2005. The mill processing rate was scaled back, now operating one roaster rather than two together, for an average of between 2,500 and 2,700 tons per day, approximately 25% lower than the processing rate in the first half of 2005.  In addition, daily batch crushing and grinding of mill feed was scheduled during off-peak hours to take advantage of lower energy cost rates.  The processing rate is capable of being increased should Jerritt Canyon’s capacity to produce higher grade ore from underground mining improve in the future.  The redevelopment plan initiatives have been incorporated into the Company’s 2006 operating plan.

Further operating cost reductions were anticipated to be realized as the redevelopment plan progressed, including lower energy and commodities consumption, lower costs of labor, maintenance and other savings from improved operating efficiencies.  However, a significant part of the ongoing operating cost savings were offset by continuing increases in energy and certain commodity prices through the first  quarter of 2006.

The redevelopment plan represented a significant change from historical mining and processing practices at Jerritt Canyon. Comparison to operating results from previous years should be viewed in that context.

2006 FIRST QUARTER OVERVIEW

During the first quarter of 2006, ore tons mined were 228,963, ore tons milled were 150,228, ounces of gold produced were 29,873, and cash operating cost was $558 per ounce of gold produced.

During the first quarter, the mines continued to produce in line with the redevelopment plan initiatives, mining 326,522 tons of material, of which 228,963 tons were ore, consistent with the Company’s 2006 operating plan.

The higher than expected cash operating costs per ounce were due principally to lower than expected gold production caused primarily by mechanical issues leading to temporary shutdowns at the mill.

As of May 10, 2006, the mill is back operating at near capacity, processing an ore stockpile build up during the first quarter.  Higher rates of gold production at significantly lower cash operating costs per ounce are expected in subsequent quarters.  The Company maintains its forecast of 200,000-220,000 ounces of gold production from Jerritt Canyon operations in 2006.

Highlights from the operating and financial results during the first quarter of 2006 included:

•                  Mining rate and mined ore tonnage were in line with the Company’s 2006 operating plan, resulting in an accumulation of an estimated 22,000 ounces of gold contained in ore stockpiles, adjacent to the mill, at the end of March 2006;

•                  Mine development footage was on target;

•                  The near-mine exploration program began and has continued to identify additional high-grade gold mineralization;

•                  Year-end mineral resource and reserve estimations were completed, showing that Jerritt Canyon replaced reserves net of depletion in 2005;

•                  Cash and cash equivalents on March 31, 2006 totaled $3.5 million, despite lower gold production; and

•                  The Company entered into a transaction with Newmont Canada Limited, which included closing of a $10 million private placement on April 13, 2006.

During the first quarter of 2006, the Jerritt Canyon mill processed 150,228 ore tons and ounces of gold produced were 29,873 for the quarter, respectively 52% and 45% lower than the same period of 2005.  The 2006 operating plan had factored in a lower processing rate and hence, lower gold production than in 2005, but further reductions were primarily due to two unanticipated failures of a pinion gear, requiring temporary shutdowns of the mill.  The first pinion gear breakdown was due to a lubrication system failure, requiring a mill shutdown for repair and gear replacement.  Following the repair, the mill resumed normal processing.  In the second event, the replacement pinion gear broke one tooth, which resulted from the rapid acceleration of wear on the new pinion gear against an older, worn bull gear surface.  After evaluation by mill gear experts, a spare pinion gear was installed and the mill resumed operations with careful monitoring designed to avoid further problems. The long-term solution required that the bull gear be turned over to provide an unused surface to more closely match the new pinion gear. This was completed during the 12 day annual maintenance shutdown in mid-April.  In addition to mechanical availability issues, the process capacity of the mill was unfavorably impacted by unseasonably wet weather during the early portion of the quarter causing material handling difficulties and constraints in the ore dryer.

These temporary mill interruptions will result in the rescheduling of the processing of stockpiled ore to later periods of the year.  The Jerritt Canyon mines have accumulated a total of approximately 22,000 ounces in the ore stockpiles at the mill as of the end of the first quarter of 2006, an increase of some 14,000 ounces over the inventory level at year end 2005. As the mill processes this stockpiled ore during the second and third quarters of 2006, gold production is expected to increase in those periods. Over the rest of the year, it is planned to operate the mill at full capacity, processing both Jerritt Canyon ore, and concentrates and ore purchased from Newmont’s Nevada operations (See Private Placement, Ore Processing and Property Lease Agreements below).

In the first quarter of 2006, the average grade of ore processed was 0.25 opt, an increase of 19% from the 0.21 opt realized during the same period of 2005.  Implementation of the redevelopment plan significantly reduced the amount of low grade stockpiles processed and improved the average mined ore grade which resulted in a higher average grade of ore being processed in the quarter.

The average recovery rate in the mill was 86.4% for the first quarter 2006, about 1% higher than the same period of 2005. However, the recovery rate was approximately 1% lower than anticipated under the operating plan as a consequence of the mill not operating as efficiently as expected due to the mechanical and weather related factors discussed above.

Capitalized mine development of 2,680 feet (817 meters) was slightly ahead of the 2006 operating plan during the first quarter.  A mining contractor remains at Jerritt Canyon, dedicated to underground development.

Cash operating costs were $558 per ounce of gold for the 2006 first quarter, 53% higher than the same period in 2005, primarily attributable to the fewer ounces produced, while repair costs for the mill pinion gear, accelerated annual maintenance expenses and ongoing mill costs during the shutdowns were being incurred.  Pinion gear repair and accelerated annual maintenance costs, were approximately $1.5 million, including approximately $0.5 million representing the earlier timing of annual maintenance costs planned for later in the year that were completed during the  mill  shutdowns.  Rising commodity costs including fuel, electricity and other commodities also negatively impacted quarterly cash operating costs by $0.4 million, while labor costs increased $0.4 million, and contractor costs increased $0.3 million over plan in the quarter.  During the quarter, the Jerritt Canyon mine completed a restructuring of management and supervision in the underground operations that, while creating a temporary disruption to the workforce and higher costs, is expected to result in improved efficiency and coordination in the second quarter and long-term.

Gold Prices

Market prices for gold moved steadily upward during the first quarter of 2006 achieving a high of $584 per ounce on March 31, 2006.  The Company has realized an average sales price of $553 per ounce for the three months ended March 31, 2006.

Private Placement, Ore Processing and Property Lease Agreements

On April 13, 2006, the Company closed an equity private placement with Newmont Canada Limited (“Newmont”) whereby Newmont purchased 28.51 million Queenstake common shares at Cdn $0.41 per share for gross proceeds of $10.0 million.  As part of the private placement, Newmont received warrants exerciseable to acquire up to 28.51 million common shares of Queenstake at a price of Cdn $0.55 for a four-year period. These warrants would generate Cdn $15.7 million in cash if exercised.  At closing, Newmont owns approximately 4.9% of Queenstake’s outstanding common shares. If Newmont were to exercise all of its warrants and maintain its holdings of Queenstake’s common shares, Newmont would hold approximately 8.5% of Queenstake’s fully diluted outstanding common shares.  For a period of two years from closing, Newmont will have the right to participate in future equity offerings by Queenstake to preserve its fully diluted shareholding percentage and will have certain additional rights to participate in debt financings.  Proceeds of this private placement to Newmont will be used to fund exploration and for other corporate uses.

Coincident with the closing of the equity private placement, an affiliate of Newmont conveyed, by way of mineral lease, three of its Nevada exploration properties to Queenstake.  The properties are subject to a sliding scale net smelter royalty, dependent on the gold price, of 3% to a maximum of 5% if gold is at or above $500 per ounce, and Newmont retains the right to back into a 51% joint venture interest in each of the properties.

In addition, another affiliate of Newmont entered into an agreement to sell concentrates and ore from its Nevada operations to Queenstake for processing at its Jerritt Canyon roasting and milling facility.  The contract calls for Queenstake to purchase at least 500,000 tons per year over two years.  Queenstake will pay Newmont for the recoverable ounces in the purchased concentrates and ore, and will charge Newmont commercial terms for processing and refining.  Ore purchases with Newmont may continue for up to three additional years if Queenstake has the spare processing capacity.  The purchase of Newmont’s concentrates and ore for processing of at least 500,000 tons per year over two years will increase the Jerritt Canyon mill throughput to approximately 95% of its previously demonstrated capacity of approximately 1.5 million tons per year, which is expected to benefit the Company’s unit operating costs.

RESULTS OF OPERATIONS

Gold Production

Gold production for the quarter ended March 31, 2006 was 29,873 ounces, compared with 54,767 ounces for the same quarter in 2005 primarily as a result of the mill mechanical issues as previously discussed.

Quarterly production and financial information provided below as at March 31, 2006 is not indicative of future annual production or financial results.  Key quarterly production statistics are illustrated in Table 1.

Table 1 – Jerritt Canyon Quarterly Production Statistics

	Three months ended
	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Gold ounces produced	29,873	45,555	49,613	54,156	54,767	60,384	73,070	61,247
Gold ounces sold	28,488	46,828	54,446	50,560	50,850	64,723	71,210	63,983

Average sales price per ounce	$553	$485	$442	$428	$427	$432	$402	$395
Cash operating costs per ounce(1)	$558	$413	$401	$372	$365	$336	$303	$337

Ore tons mined	228,963	223,060	220,779	234,625	280,635	320,505	296,474	284,737
Tons processed	150,228	211,587	267,116	316,800	311,434	331,619	358,600	323,782
Grade processed (opt)	0.25	0.25	0.21	0.21	0.21	0.21	0.22	0.21
Process recovery	86.4%	86.8%	86.5%	87.3%	85.8%	85.0%	91.1%	91.0%

(1)   The Company has adopted the Gold Institute Production Cost Standard (the “Standard”) to calculate and report cash operating costs per ounce of gold produced.  This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance.  Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided, see Table 5.

Gold production during the three-month period ended March 31, 2006 was 29,873 ounces or a 45% decrease from the same period in 2005.  Although a decrease in gold production was expected under the 2006 operating plan, production was also negatively affected by extremely wet weather during the early portion of the quarter and mechanical issues at the mill. The mechanical issues related to the pinion gear causing temporary mill shut downs. The combined issues interrupted delivery of ore from the mines to the mill and adversely affected mill throughput.  However, the mines continued to operate at planned rates, with the excess ore being stockpiled for future mill processing.

Mining during the first quarter of 2006 occurred primarily in the Murray, Smith and SSX-Steer Complex underground mines.  Ore tons mined for Jerritt Canyon during the first quarter of 2006 were 18% lower than the same period of 2005 as expected as a result of the implementation of the redevelopment plan in August 2005.  Ore tons mined during the first quarter of 2006 were slightly greater than plan.  Underground mine performance was positively affected by a stable underground workforce, high availability of underground production equipment, a contractor on site dedicated to development and the continuation of the Company’s excellent operating safety record.

In the first quarter of 2006, the grade of ore processed was 0.25 opt, an increase of 19% from the 0.21 opt realized during the same period of 2005.  Implementation of the redevelopment plan significantly reduced the amount of low grade stockpiles used to fill the mill and improved the mined ore grade which resulted in the average grade of ore processed being higher than the corresponding quarter of 2005.

Cash operating costs per ounce for the first quarter of 2006 were $558 per ounce of gold, 53% higher than the same period of 2005.  Cash operating costs per ounce of gold for the first quarter 2006 were higher than expected due to the mill mechanical issues discussed previously and accelerated annual mill maintenance costs combined with increasing energy and commodity prices.  A reconciliation of cost of sales to cash operating costs per ounce is provided in Table 5.

Statements of Loss

The Company reported a net loss of $5.8 million ($0.01 per share) and $7.0 million ($0.02 per share), for the quarters ended March 31, 2006 and 2005, respectively.  The principal components of the loss for the quarter ended March 31, 2006 are: loss from operations of $5.8 million and a $0.2 million loss from the write-off of the initial new pinion gear, which were offset by other income, net of expense, of $0.2 million.  Principal components of the loss for the quarter ended March 31, 2005 are: loss from operations of $7.0 million and a loss of $0.2 million from foreign exchange, which were offset by other income, net of expense, of $0.2 million.  Loss from operations is illustrated in Table 2.

Table 2 – Loss from operations

	Three months ended March 31
(In millions of U.S. Dollars)	2006	2005
	Unaudited	Unaudited
Gold sales	$15.8	$21.7
Costs and expenses
Cost of sales	16.5	19.6
Depreciation, depletion and amortization	3.3	5.5
Non-hedge derivatives	0.2	0.5
Exploration	0.2	0.5
General and administrative	1.0	2.4
Accretion of reclamation and mine closure liabilities	0.3	0.1
Stock-based compensation	0.1	0.1
	21.6	28.7
Loss from operations	$(5.8)	$(7.0)

During the three-months ended March 31, 2006, revenues of $15.8 million were generated from the sale of 28,488 ounces of gold at an average realized gold price of $553 per ounce.  Revenues for the same period in 2005 were $21.7 million generated from the sale of 50,850 ounces at an average realized gold price of $427 per ounce.

Costs of sales and depreciation, depletion and amortization (“DD&A”) costs are substantially all associated with the Jerritt Canyon operations.  A reconciliation of cost of sales to cash operating costs per ounce is provided in Table 5.

Costs of sales for the three-months ended March 31, 2006 and 2005 were $16.5 million and $19.6 million, respectively.  Costs of sales were lower in the first quarter 2006 than the same period in 2005, reflecting the lower gold production in the first quarter, offset by costs relating to the mill issues discussed previously and higher energy and other commodity prices incurred in the first quarter.

DD&A charges were $4.0 million in total for the three-month period ended March 31, 2006 compared with $5.5 million for the same period in 2005 as a result of lower production partially offset by the higher unit-of-production depletion rate in 2006 reflecting additions to capital development. Due to the increase in stockpile ore and work-in-process ore inventories in the quarter, DD&A of $0.8 million was capitalized in the ending inventory and DD&A of $3.2 million was included in costs of sales for the three-month period ended March 31, 2006.

Non-hedge derivative financial instruments, or gold put option contracts, are purchased to protect against the risk of falling gold prices.  The Company does not use gold forward sales contracts to fix future gold prices realized.  During the three-month period ended March 31, 2006, costs associated with the purchased gold put option contracts were $0.2 million, which largely comprised a $0.2 million write-down of the non-hedge derivatives to fair market value.  In comparison the costs associated with the purchased gold put option contracts were $0.5 million during the same period ending in 2005.

Exploration expense for the three-month period March 31, 2006 and 2005 were $0.2 million and $0.5 million, respectively, all associated with the Jerritt Canyon District.  Exploration expense was higher in the first quarter of 2005 due to the earlier scheduling of activities.  The exploration budget for 2006 is expected to be $8.0 million, compared with $3.9 million spent in 2005.

General and administrative costs are associated with the Company’s corporate offices.  During the three-month period ending March 31, 2006, these costs were approximately $1.3 million lower than the same period in the prior year.  This significant decrease is primarily due to a one-time corporate restructuring cost of $1.0 million paid during the first quarter of 2005.  Ongoing general and administrative costs were $0.2 million lower than the previous year’s costs due to a reduction in corporate personnel.

Accretion expense consists of fair value increases recognized for future reclamation and mine closure costs.  Accretion expense for the three-month periods ended March 31, 2006 and 2005 were $0.3 million and $0.1 million, respectively.  The increase in accretion expense from the prior year can be primarily attributed to changes in the estimate of reclamation and mine closure costs.  During 2005 and through the first quarter of 2006, the Company retained the services of an environmental consultant to review and assist in updating cost estimates for reclamation and mine closure.

The principal remaining components of the Company’s net loss are illustrated in Table 3.

Table 3 – Other Net Loss Components

	Three months ended March 31
(In millions of U.S. Dollars)	2006	2005
	Unaudited	Unaudited
Interest expense	$0.1	$—
Other income, net of other expense	(0.2)	(0.2)
Foreign exchange (gain) loss	(0.1)	0.2
Write-down of assets	0.2	—
	$—	$—

Other income, net of other expense of $0.2 million for the three-month periods ended March 31, 2006 and 2005, are primarily the result of interest earned on surplus cash balances.

Foreign exchange loss of $0.2 million in 2005, reflected the weakening of the Canadian dollar against the United States dollar as applied to the Company’s Canadian dollar cash reserves during the quarter..  The write-down of assets of $0.2 million in 2006 related to the failure of the first new pinion gear.

The trend in quarterly revenues and net loss is illustrated in Table 4.

Table 4 - Summary of Quarterly Results

	Three months ended (Unaudited)
(In millions of U.S. Dollars, except per share data)	Mar-31-06	Dec-31-05	Sep-30-05	Jun-30-05	Mar-31-05	Dec-31-04	Sep-30-04	Jun-30-04
Total revenues	$15.8	$22.7	$24.1	$21.7	$21.7	$27.9	$28.6	$25.3
Net loss	(5.8)	(2.6)	(4.3)	(5.7)	(7.1)	(4.6)	(5.4)	(5.6)
Net loss per share - basic	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.02)

During the reporting periods, the Company reported no discontinued operations or extraordinary items.

The trend in total quarterly revenues illustrated above correlates with gold ounces sold and average sales price per ounce sold illustrated in Table 2.

In addition to the impact of operating costs and gold production, the net loss variations recognized from quarter to quarter during 2005 reflected increased corporate general and administrative costs, including approximately $1.0 million in corporate restructuring charges during the first quarter, $0.5 million in increased consulting and advisory services related to the redevelopment plan in the third quarter, a $0.9 million non-cash write down in the value of outstanding gold puts, which were classified as non-derivative financial instruments in the fourth quarter, and other non-operating expense items.

Gold prices have trended upward during the past five years, achieving a 25 year high of $702 per ounce in May 2006.  The increase from the former high of $537 per ounce in December of 2005 can be attributed to a decrease in the value of the US dollar during 2005 in comparison to other major foreign currencies, a continued increase in global demand for commodities, including gold, and a bullish sentiment in the precious metals market.  The Company realized an average sales price during the first quarter of 2006 of $553 per ounce consistent with the average spot price for the period in 2006, and 30% higher than the average realized gold sales price during the same period in 2005 of $427.  The Company sells its gold production at the spot price and has no forward sales commitments.

In 2005, the Company purchased 147,000 gold put options with strike prices ranging from $400 to $425 that expire monthly beginning the first quarter of 2006 through the first quarter of 2007 with a cost of $1.1 million.  During the first quarter of 2006, 30,000 put options expired and were expensed.  No new put options were acquired in the first quarter of 2006.  At March 31, 2006, the Company wrote down $0.2 million in value of outstanding gold put options marked to the market price in addition to the $0.9 million write down recognized in 2005.  Put options expire and related premiums are paid in accordance with the number of put options purchased and the assigned strike price for each respective month.  The purchase of gold put options provides the Company with downside price protection for future gold sales and provides some assurance of future revenue cash flows for future production and planning.

Development and Exploration

Mine development was 2,680 feet for the first quarter of 2006 and was essentially on plan, and compares with 1,914 feet completed in the same period of 2005.  Jerritt Canyon has dedicated sufficient internal resources, manpower and equipment to development, despite mill mechanical availability issues and limited gold production, in order to assure production capacity through 2006.  The mine has continued to engage a mining contractor dedicated to capitalized development since mid-August 2005.

During the first quarter of 2006, exploration continued on underground drilling at the SSX-Steer Mine Complex, the Mahala, West Dash, West Coulee and B-Pit deposits at the Smith Mine and at Murray Mine and comprised 186 holes totaling 31,850 feet of underground drilling. In view of the stronger gold price and proceeds from the Newmont private placement, the exploration budget is being increased from $6.0 million to $8.0 million for 2006.  The Company has been successful in growing proven and probable reserves, net of depletion from production, annually since acquisition of the mine in 2003.  Through selectively targeting high-probability resources, the Company expects to again replace proven and probable reserves, net of depletion from production, at year-end 2006.

Reserves and Resources

Estimated proven and probable reserves totaled 877,900 ounces of gold contained in 3.7 million tons of ore at an average grade of 0.24 opt at December 31, 2005, based on a three-year average gold price of $410 per ounce. Measured and indicated resources, including reserves, were estimated at 2.1 million ounces of gold contained in 8.8 million tons of ore at an average grade of 0.24 opt.  The Company also estimated inferred resources of 2.7 million tons of ore at an average grade of 0.23 opt for 605,600 contained ounces of gold.  The Company’s proven and probable reserves and measured and indicated resources were audited and verified by SRK Consulting (U.S.), Inc. as satisfying the standards of Canadian National Instrument 43-101.

At the Starvation Canyon project, the Company, defined 121,100 ounces of gold contained in 400,500 tons of ore at an average grade of 0.30 opt into probable reserves.  In addition, measured and indicated resources at Starvation Canyon increased 22% from year-end 2004 to 190,700 ounces of gold (contained in 676,400 tons of ore), while the grade improved 4% to 0.28 opt.  The improvement of continuity, grade and size of the resource in 2005 enhances the overall confidence in resources and the mineralization is open in several directions.

The new reserves at Starvation Canyon and reserve additions at the Murray and Smith mines offset reserve depletion from production.  Mineralization remains open at the SSX and Steer mines with new targets in the greater SSX area to be drilled in 2006.  The improvement in the Smith Mine reserves was attributable to the expansion of the high-grade Mahala and West Dash deposits.  Mahala, which began commercial production in August 2005, had 223,600 tons of ore at 0.33 opt for approximately 73,300 contained ounces of gold in reserves.  West Dash added 37,800 contained ounces of gold to reserves and increased its measured and indicated resources, including reserves, to 70,300 ounces of gold in 2005.  A drift being developed from the main decline for the Smith Mine is anticipated to reach West Dash for commercial production to begin in the second half of 2006.

Measured and indicated resources at December 31, 2005 were lower than in 2004, largely due to a refinement of the geologic models used in the redevelopment initiative.  The application of smaller, narrower blocks in mine planning enhanced the overall quality of the resources and reserves.  The proven reserve component of total proven and probable reserves improved from 24% to 36% at December 31, 2005.  The Qualified Person for the technical information contained in this Reserves and Resources section is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of the Company.

Risks and Uncertainties

The Company is subject to various financial and operational risks due to various factors outside of the control of the Company. Gold prices are affected by factors such as global supply and demand, expectations of the future rate of inflation, the strength of, and confidence in, the US dollar relative to other currencies, interest rates, and geopolitical events.  Should the price of gold drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, the Company’s profitability and cash flow would be negatively affected.

Although the Company has carefully prepared its gold reserve and resource estimates, no assurance can be given that the indicated mining and processing recoveries of gold from the estimated reserves will be realized over the life of the mine.

The business of mining is generally subject to a number of risks including equipment failure, operational accidents, unstable ground conditions and severe weather.

The Company is subject to inflationary cost pressures related to commodities used in operating activities, including but not limited to, gasoline, propane, diesel, crude oil products, cement, cyanide and other various commodities used in mining activities.  The Company actively seeks to mitigate these cost pressures through continuous improvement in supply chain relationships and other operational initiatives.

The Company’s exploration work involves many risks and may be unsuccessful.  Substantial expenditures are required to establish proven and probable reserves and to complete the related mine development.  It may take several years from the initial phases of drilling until production is possible. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles may be defective.

The Company seeks to minimize risks through the use of non-hedge derivative financial instruments, or gold put options, to provide a minimum price realizable for a substantial portion of its near-term gold production, through independent reviews of its gold reserve and resource estimates, careful operational planning, and transferring some of the risk through the purchase of insurance.

The Company’s revenues and most of its expenditures are incurred in U.S. dollars.  However, equity financing completed by the Company is primarily in Canadian dollars.  Consequently, the Company is at risk to foreign exchange movements between these two currencies subject to the extent of cash reserves held in Canadian dollars.

Reconciliation of Non-GAAP Measures

Table 5 provides a reconciliation of cash operating costs per ounce, a non-GAAP measure, to costs of sales as reported in the Consolidated Statements of Loss.

Table 5 – Cash Operating Costs per Ounce

	Three months ended March 31
(In thousands of U.S. Dollars)	2006	2005
Cost of sales per Consolidated Statements of Loss	$16,521	$19,962
Less: Royalty expense and production taxes included above	(203)	(963)
Effects of inventory and other adjustments	339	986
Cash operating costs associated with ounces sold	$16,657	$19,985

Ounces produced	29,873	53,587

Cash operating costs per ounce	$558	$373

SELECTED ANNUAL INFORMATION

The following Table 6 summarizes selected financial data for the Company for each of the three most recent fiscal years.  The information herein is prepared in accordance with Canadian GAAP:

Table 6 – Selected Annual Financial Data

(In millions of U.S. Dollars)	2005	2004	2003
Gold sales	$90.2	$100.4	$55.6
Net income (loss) from continuing operations	(20.5)	(18.0)	2.6
Net income (loss)	(19.7)	(22.1)	(8.1)
Basic and diluted earnings (loss) per share	(0.04)	(0.06)	(0.04)
Total assets	93.3	87.9	97.9
Long-term liabilties	28.5	26.9	32.3
Cash dividends declared	—	—	—
During the reporting periods, the Company reported no discontinued operations or extraordinary items.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006, the Company had a working capital deficit of $2.3 million compared to a positive working capital of $4.8 million at December 31, 2005.  The working capital deficiency was the result of conserving cash necessitated by the significantly lower gold production and sales in the first quarter.  The $5.6 million increase in inventories, representing a significant build up in ore stockpiled, was countered by a $9.2 increase in accrued liabilities and trade payables, including the costs of repair work, manpower and capital required to address the mill mechanical issues late in the quarter.  Trade payables were brought back to within normal commercial terms during the month of April.  The overall impact of the temporary mill interruptions will be in rescheduling processing of stockpiled ore to later periods of the year.  The Jerritt Canyon mines had accumulated a total of approximately 22,000 ounces contained in the ore stockpile at the mill at March 31, 2006, an increase through the quarter of approximately 14,000 ounces.   The second and third quarters of 2006 are expected to have progressively and significantly higher production than the first quarter as the mill processes through the ore stockpile.  For the rest of the year, it is anticipated that the mill will be running at full capacity, processing both Jerritt Canyon mined ore, and concentrates and ore purchased from Newmont’s Nevada operations.  The Company’s expected cash flows from operations for the rest of 2006 are expected to be sufficient to satisfy currently planned mining operations, capital expenditures, property obligations and general and administrative activities.

For the quarter ended March 31, 2006, net cash used by operating activities, before changes in non-cash working capital, was $1.8 million, compared with net cash used of $0.6 million for the same period in 2005.  Cash used in operations, before changes in non-cash working capital, increased primarily due to a 44% decrease in gold ounces sold, partially offset by higher average realized price per ounce during the first quarter of 2006.

The Company invested $5.5 million in the Jerritt Canyon mines during the first quarter of 2006, principally in underground mine development and in purchasing and refurbishing plant and equipment.  The Company also paid down accounts payable related to capital expenditures by $2.7 million, resulting in a total cash outflow of $8.2 million for capital investments in the quarter ended March 31, 2006. The Company anticipates investing additional capital in mine development, new mining equipment and reserve expansion programs.  The Company anticipates funding these programs from cash generated from operating activities and cash balances on hand.

Net cash used by financing activities during the first quarter of 2006 was $1.3 million compared to net cash generated of $23.1 million during the same period of 2005. During the first quarter of 2005, cash provided by financing activities included $23.4 million the Company received from an equity private placement.

On March 23, 2005 the Company issued 100,000,000 common shares pursuant to an equity financing for gross proceeds of $24.8 million.  The equity financing consisted of 100,000,000 units, with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per Unit.  Each whole common share purchase warrant (50,000,000 warrants in total) can be exercised to acquire one additional common share at a price of Cdn $0.40 for a period of 24 months.  The common share purchase warrants are subject to mandatory exercise on thirty days notice by the Company, or they will expire and no longer be valid, should the weighted average trading price exceed a specified threshold.  The Company paid the underwriters a cash commission of 5% of the gross proceeds.

On April 13, 2006, the Company closed an equity private placement with Newmont Canada Limited (“Newmont”) whereby Newmont purchased 28.51 million Queenstake common shares at Cdn $0.41 per share for gross proceeds of $10.0 million.  As part of the private placement, Newmont received warrants that can be exercised to acquire up to 28.51 million common shares of Queenstake at a price of Cdn $0.55 for a four-year period, which would generate Cdn $15.7 million in cash if exercised.  At closing, Newmont owns approximately 4.9% of Queenstake’s outstanding common shares. If Newmont were to exercise all of its warrants and maintain its holdings of Queenstake’s common shares, Newmont would hold approximately 8.5% of Queenstake’s fully diluted outstanding common shares.  For a period of two years from closing, Newmont has the right to participate in future equity offerings by Queenstake to preserve its fully diluted shareholding percentage and has certain additional rights to participate in debt financings.  Proceeds will be used to fund exploration and for other corporate uses.

The Company’s material contractual obligations at March 31, 2006 are illustrated in Table 7.

Table 7 – Material Contractual Obligations

	Payments due by period
(In millions of dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Capital lease obligations	$3.1	$1.0	$2.1	$—	$—
Operating leases	0.6	0.2	0.4	—	—
Non-hedge derivative financial instruments	0.9	0.9	—	—	—
Total Material Contractual Obligations	$4.6	$2.1	$2.5	$—	$—

OUTLOOK

Second Quarter of 2006

During April of 2006, the Jerritt Canyon mill completed a 12-day annual mill maintenance shutdown, at which time a new pinion gear was installed and the bull gear was turned over to more closely match the new pinion gear and ensure continuous operation.  The maintenance shutdown was completed on-time and within planned costs.  As of May 10, 2006 the plant is operating at full capacity.

Newmont began delivering ore to the property on April 13, 2006. As of May 10, 2006 no purchased ore had yet been processed.  The mill processing is currently focusing on higher-grade and higher margin ores stockpiled from the Jerritt Canyon mines during the first quarter of 2006.

During April of 2006, the mines continued to move ore in line with plan, with mined ore being accumulated in ore stockpiles adjacent to the mill.  The overall impact of the temporary mill interruptions is in the rescheduling processing of stockpiled ore to later periods of the year.   The second and third quarters of 2006 are expected to have progressively and significantly higher production than the first quarter as the mill processes through the ore stockpile.

Full Year 2006

The quarterly fluctuations in gold production and cash operating costs per ounce are expected to even out over the full year.  For 2006, the Company expects to produce between 200,000 and 220,000 ounces of gold, unchanged from prior guidance.  Cash operating costs per ounce for 2006 are adversely affected by increases in basic commodity prices.  The operations are sensitive to increases in diesel, propane and electric power, all of which have experienced significant increases through the first quarter of 2006.  At current energy prices, cash operating costs per ounce are estimated to be $395-$435 for 2006.  This cash operating cost per ounce estimate excludes the benefit expected from processing the purchased ore and concentrates from Newmont’s Nevada operations.

In view of the stronger gold prices and proceeds from the recently completed private placement, the Company’s estimated district exploration budget in 2006 has been increased to $8 million from $6 million. The Company may increase exploration spending further, subject to results in the second half of the year. Capital expenditures in 2006 are unchanged and expected to be approximately $17 million, 14% lower than 2005. Ongoing corporate general and administrative costs are estimated at $3.5 million-$4.0 million in 2006.  The Company expects to fund the balance of these 2006 estimated expenditures from existing cash and expected cash flow from operations. Royalties paid to certain land owners in the Jerritt Canyon District are expected to be approximately $1 per ounce at a gold price assumption of $500 to $525 per ounce.

It is expected that total drifting footage will be 40,000-45,000 feet in 2006 to achieve the 2006 production estimates and to prepare for mining in 2007.  Capitalized mine development is expected to be 7,000-7,500 feet in 2006.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The Company’s critical accounting estimates relate to the estimate of gold reserves and asset retirement obligations.  The Company introduced many of these critical estimates in its December 31, 2003 consolidated financial statements, in conjunction with the acquisition of the Jerritt Canyon gold mine.

The Company capitalized the Jerritt Canyon acquisition costs, valuing the related non-cash consideration at fair value.  The Company’s policy is to capitalize long-term mine development and reserve expansion program costs incurred within, or contiguous to, known gold ore reserves.  These costs constitute a significant portion of the Jerritt Canyon property, plant and equipment and are amortized on a units-of-production basis over estimated gold reserves.  Under this method, depletion cost, and therefore net book values of mining property and capitalized development is directly affected by the Company’s estimate of proven and probable gold reserves at Jerritt Canyon. In addition, the useful lives of plant and equipment may be limited by the expected mine life which is dependent on mineral reserves.  The Company engages an independent consulting firm, to review the Company’s reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which was filed on SEDAR May 4, 2006.  If this estimate proves inaccurate, or if the Company revises its mine plan at Jerritt Canyon due to changes in the market price of gold or significant changes in mine operating costs, and as a result the estimate of gold reserves is reduced, the Company could be required to write-down the book value of the Jerritt Canyon property, plant and equipment, and/or to increase the amount of depreciation and depletion expense, both of which would reduce the Company’s earnings and net assets.  The Company does not currently anticipate a material reduction in the Jerritt Canyon reserve estimate.

The Company also assesses Jerritt Canyon property, plant and equipment for impairment at the end of each accounting period.  If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of Jerritt Canyon property, plant and equipment, which could reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim the Jerritt Canyon property after the minerals have been fully depleted, and has estimated the present value of the costs to comply with existing reclamation standards.  It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in regulations; the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates.  Currently, reclamation and closure obligations are currently funded by the Company by means of the restricted cash account established with AIG.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair value of the Company’s current financial assets, excluding marketable securities, and current financial liabilities approximate their carrying values due to their short-term maturities.

The profitability of the Company is directly related to the market price of gold.  The Company purchases non-hedge derivative financial instruments, or gold put option contracts, to protect against the risk of falling gold prices.  The put option premiums related to the put option contracts are recognized as a deferred charge and liability on acquisition and expensed to operations and paid, respectively, in the period in which the contracts expire.  If the gold price is lower than the strike price of the respective purchased put option on the expiry date, gold is sold at the strike price of the put option.  If the market gold price is higher that the strike price of the put option, the option expires without exercise.  These derivate financial instruments are fair valued at each reporting date and changes in fair value are recorded in operating expenses.  The Company does not use gold forward sales contracts to fix future gold prices realized.

Marketable securities, consisting of 25,000 shares of Nevada Pacific Gold, Ltd. a TSX Venture Exchange listed gold company, are carried at the lower of cost or market value.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value. Outstanding share data are illustrated in Table 8.

Table 8 – Outstanding Share Data

Units in thousands	Common shares issued and outstanding	Common shares purchase warrants	Common shares purchase options
Balance, March 31, 2006	549,814	50,100	13,105
Common shares issued in private placement	28,512	—	—
Warrants exercised	330	(330)	—
Options exercised	560	—	(560)
Options expired	—	—	—
Balance, May 10, 2006	579,216	49,770	12,545

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2006.  Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as of March 31, 2006, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company, including its consolidated subsidiaries, required to be included in reports that the Company files.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form and annual audited financial statements are on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  The Company’s technical report on reserves and resources, Canadian National Instrument 43-101, will be filed on SEDAR in the second quarter.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact herein including, without limitation, statements regarding potential resources and reserves, exploration results, production rates and future plans and objectives of Queenstake, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production and cash operating costs, (ii) estimates of savings or cost reductions, (iii) estimates related to financial performance, including cash flow and capital expenditures,  (iv) estimates and projections of reserves and resources, (v) estimates and opinions regarding geologic and mineralization interpretation, (vi) estimates of exploration investment and scope of exploration programs and (vii) estimates of reclamation and closure costs.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, mine development production and cost estimate risks and other risks, which are described in the Company’s 2005 Annual Information Form filed on SEDAR (www.sedar.com) and 2005 Annual Report on Form 40-F on file with the SEC (www.sec.gov) as well as in the Company’s other regulatory filings.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases or gold price variations that could occur in future. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

INTERIM CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)	March 31, 2006	December 31, 2005
	Unaudited
ASSETS
Current assets
Cash and cash equivalents	$3,473	$10,225
Trade and other receivables	536	463
Inventories - Note 3	12,121	6,519
Marketable securities	13	13
Prepaid expenses - Note 4	930	1,499
Total current assets	17,073	18,719

Restricted cash - Note 5	27,436	27,165
Mineral property, plant and equipment, net - Note 6	47,018	45,692
Other assets - Note 7	1,798	1,763
Total assets	$93,325	$93,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$17,453	$11,063
Other current liabilities - Note 8	1,919	2,846
Total current liabilities	19,372	13,909

Other long-term obligations - Note 9	2,049	2,117
Reclamation and mine closure - Note 10	26,676	26,382
Total liabilities	48,097	42,408

Shareholders’ equity
Common shares, no par value, unlimited number authorized
Issued and outstanding 549,814,294 (2005 - 550,021,360) - Note 11	131,767	131,804
Contributed surplus - Note 12	2,093	1,973
Convertible securities - Note 14	14	14
Deficit	(88,646)	(82,860)
Total shareholders’ equity	45,228	50,931
Total liabilities and shareholders’ equity	$93,325	$93,339

Subsequent events - Note 17

Approved on behalf of the Board:
/s/ Michael Smith	/s/ Dorian Nicol
Audit Committee Chairman and Director	Director

The accompanying notes form an integral part of these interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF LOSS

Unaudited

	For the Three Months Ended March 31
(In Thousands of U.S. Dollars, except per share amounts)	2006	2005

Gold sales	$15,765	$21,706
Costs and expenses
Cost of sales	16,521	19,636
Depreciation, depletion and amortization	3,270	5,487
Non-hedge derivatives - Note 7	183	522
Exploration	200	524
General and administrative	1,072	2,357
Accretion of reclamation and mine closure liability - Note 10	294	132
Stock-based compensation - Note 12	76	84
	21,616	28,742
Loss from operations	(5,851)	(7,036)

Interest expense	63	47
Other income, net	(248)	(186)
Foreign exchange (gain) loss	(46)	182
Write down of assets	166	—
	(65)	43
Net loss	$(5,786)	$(7,079)

Net loss per share - basic and diluted	$(0.01)	$(0.02)

Weighted average number of shares outstanding (000’s) - basic	549,782	419,318

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

Unaudited

	For the Three Months Ended March 31
(In Thousands of U.S. Dollars)	2006	2005
Deficit, beginning of period	$(82,860)	$(63,189)
Net loss	(5,786)	(7,079)
Deficit, end of period	$(88,646)	$(70,268)

The accompanying notes form an integral part of these interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited

	For the Three Months Ended March 31
(In Thousands of U.S. Dollars)	2006	2005

OPERATING ACTIVITIES
Net loss	$(5,786)	$(7,079)
Non-cash items:
Depreciation, depletion and amortization	3,270	5,487
Write down of assets	166	—
Accretion of reclamation and mine closure liability	294	132
Amortization of non-hedge derivatives	4	522
Write down of non-hedge derivatives	179	—
Stock-based compensation	76	84
Foreign exchange loss	(46)	182
Loss on marketable securities	—	38
	(1,843)	(634)
Changes in non-cash working capital:
Inventories	(4,816)	(787)
Accounts receivable and prepaid accounts	496	(646)
Accounts payable and accruals	9,183	(5,024)
Cash provided by (used in) operating activities	3,020	(7,091)

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(8,235)	(5,081)
Sale of marketable securities	—	442
Restricted cash	(271)	(119)
Cash (used in) investing activities	(8,506)	(4,758)

FINANCING ACTIVITIES
Common shares issued, net of costs - Note 11	7	23,411
Notes payable and leases	(995)	(275)
Deferred financing costs	(278)	—
Cash provided by (used in) financing activities	(1,266)	23,136

Net increase (decrease) in cash and cash equivalents	(6,752)	11,287
Cash and cash equivalents, beginning of period	10,225	6,132
Cash and cash equivalents, end of period	$3,473	$17,419

Supplemental cash flow information - Note 15

The accompanying notes form an integral part of these interim consolidated financial statements

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED – MARCH 31, 2006

 (Tables expressed in thousands of U.S. dollars, except per share amounts)

1.              General

These unaudited interim consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP for annual consolidated financial statements. The accounting policies used in the preparation of these unaudited interim consolidated financial statements are the same as those described in the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2005. In the opinion of management, all of the adjustments necessary to fairly present the interim financial information set forth herein have been made. These adjustments are of a normal and recurring nature.

Interim operating results for the period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes for the year ended December 31, 2005.

2.              Basis of presentation and consolidation

(a)       Basis of presentation

These unaudited interim consolidated financial statements of the Queenstake Resources Ltd. and its subsidiaries (collectively, unless the context requires otherwise, referred to as the “Company”) and accompanying notes have been prepared in accordance with accounting principles generally accepted in Canada. Certain of the comparative figures from prior periods have been reclassified to conform with the current format and presentation of these financial statements.

(b)       Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company. All material intercompany transactions and balances have been eliminated. The Company’s subsidiaries and percentage of ownership at March 31, 2006, are as follows:

•                  Queenstake Resources U.S.A. Inc. (Delaware) – 100%

•                  Castle Exploration Inc. (Colorado) – 100%

3.              Inventories

	March 31, 2006	December 31, 2005
Finished goods	$294	$64
Stockpiled ore	7,038	2,787
Work-in-process	930	352
Materials and supplies	3,859	3,316
	$12,121	$6,519

All inventories are associated with the Jerritt Canyon Mine.

4.              Prepaid expenses

	March 31, 2006	December 31, 2005
Prepaid insurance	$517	$783
Prepaid federal land fees	315	540
Other	98	176
	$930	$1,499

5.              Restricted cash

	March 31, 2006	December 31, 2005
Commutation Account	$25,915	$25,766
Interest earned	218	707
Reclamation costs incurred by Company	—	(558)
	26,133	25,915
Workman’s compensation self-insurance	522	522
Other restricted cash	781	728
	$27,436	$27,165

On June 30, 2003, the Company purchased from American Insurance Group (“AIG”) an environmental risk transfer program (the “ERTP”) (See Note 7). As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the “Commutation Account”). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations identified as at June 30, 2003.

The Company has assigned to Division of Insurance, State of Nevada a letter of credit for $0.5 million secured by a cash deposit of $0.5 million in connection with the State’s Workers Compensation program. Interest is earned on the deposit.

The Company has assigned two letters of credit totaling $0.7 million secured by a cash deposit of $0.7 million in connection with the purchase of mining equipment. Interest is earned on this deposit.

6.              Property, plant and equipment, net

	March 31, 2006			December 31, 2005
	Cost	Accumulated depletion & depreciation	Net	Cost	Accumulated depletion & depreciation	Net
Mineral properties and deferred costs
Jerritt Canyon	$63,399	$(31,748)	$31,651	$59,047	$(29,398)	$29,649
Plant and equipment
Jerritt Canyon	29,248	(13,918)	15,330	28,276	(12,274)	16,002
Subtotal Jerritt Canyon(1)	92,647	(45,666)	46,981	87,323	(41,672)	45,651

Office equipment	72	(35)	37	74	(33)	41
	$92,719	$(45,701)	$47,018	$87,397	$(41,705)	$45,692

(1) Jerritt Canyon cost basis

	Original cost	2003 additions	2004 additions	2005 additions	2006 additions(3)	Cost basis

Mineral properties and deferred costs(2)	$22,888	$5,088	$17,562	$13,509	$4,352	$63,399
Plant and equipment	14,100	785	7,232	6,159	972	29,248
	$36,988	$5,873	$24,794	$19,668	$5,324	$92,647

7.              Other assets

	March 31, 2006
	Beginning Balance	Additions	Amortization	Write-down	Ending Balance
Non-hedge derivatives	$207	$—	$(4)	$(179)	$24
Environmental risk transfer program	1,556	—	(60)	—	1,496
Deferred financing costs	—	278	—	—	278
	$1,763	$278	$(64)	$(179)	$1,798

	December 31, 2005
	Beginning Balance	Additions	Amortization	Recovery	Ending Balance
Non-hedge derivatives	$1,612	$1,242	$(1,792)	$(855)	$207
Deferred royalty charges	1,903	—	(1,903)	—	—
Environmental risk transfer program	2,240	—	(684)	—	1,556
	$5,755	$1,242	$(4,379)	$(855)	$1,763

During 2005, the Company purchased 117,000 gold put options as non-hedge derivatives at a cost of $0.9 million with a series of monthly expiries from March 2006 through March 2007, inclusive. At March 31, 2006, the carrying value of $23,000 is net of cumulative realized and unrealized losses of $0.8 million resulting from decreases in the fair value of the remaining gold put option contracts. The put options each have a strike price ranging from $400 to $425 per ounce. Payments of the premiums for these put options are being deferred and will be settled each month based upon the respective number of put options expiring or exercised in that month.

Reclamation cost cap insurance

The ERTP that the Company purchased from AIG (See Note 10) also includes a reclamation and mine closure cost cap insurance policy. The insurance provides coverage for future reclamation and mine closure costs in existence at June 30, 2003, if they exceed those funded by the Commutation Account (Note 5). If these ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash. In the event that these ultimate reclamation costs are more than the Commutation Account balance, the cost cap insurance, will pay the excess costs up to a defined maximum.

The insurance premium paid for the ERTP in June 2003 is being depleted over the estimated proven and probable reserve estimated at the inception of the policy. Depletion of the insurance premium is calculated based on each respective periods ounce production with respect to the estimated proven and probable reserves.

Pollution legal liability

The ERTP also includes a pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions, for a period of five years commencing June 30, 2003.

8.              Other current liabilities

	March 31, 2006	December 31, 2005
Insurance policy premium payable	$—	$423
Current portion of non-hedge derivative premiums payable (Note 9)	870	994
Current portion of capital leases (Note 9)	1,049	1,429
	$1,919	$2,846

9.              Other long-term obligations

	March 31, 2006	December 31, 2005
Non-hedge derivative premiums payable	$870	$1,062
Capital leases	3,098	3,478
	3,968	4,540
Less current portion:
- Non-hedge derivative premiums payable	(870)	(994)
- Capital leases	(1,049)	(1,429)
	$2,049	$2,117

10.       Reclamation and mine closure

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the Jerritt Canyon property is based upon the existing reclamation standards and Canadian GAAP.

As part of the consideration for the Jerritt Canyon mine acquisition, the Company assumed the liability for final reclamation and closure of the mine. On June 30, 2003, the Company purchased from American Insurance Group an environmental risk transfer program (the “ERTP”) (Note 7). The ERTP includes several components: a Commutation Account (Note 5), reclamation cost cap insurance, pollution liability insurance, and surety bonds.

The following table sets out the activity for the Company’s reclamation and mine closure liabilities for the periods ending March 31, 2006 and December 31, 2005, respectively:

	March 31, 2006	December 31, 2005
Opening balance	$26,382	$25,766
Accretion	294	1,174
Reclamation activities paid by Company	—	(558)
Ending balance	$26,676	$26,382

11.       Common shares

During the three-months ended March 31, 2006, changes in share capital were as follows:

	Shares (000’s)
Balance, December 31, 2005	550,021	$131,804
Issued for cash on exercise of incentive stock options	40	7
Fair value of stock options exercised (Note 12)	—	4
Common share equivalents expired	(247)	(48)
Activity for the year	(207)	(37)
Balance, March 31, 2006	549,814	$131,767

In January 2006, 247,066 common share equivalents with the right to convert the ownership of respective common shares to common shares of the Company expired without execution of the conversion right. The right to convert common share equivalents is the result of a common share amalgamation between Queenstake Resouces Ltd.’s and Santa Cruz Gold Inc. where common shares of Santa Cruz Gold Inc. were to be exchanged for common shares of Queenstake Resources Ltd. within a defined time period. These common shares equivalents have been removed from common shares issued and outstanding upon the expiry of the execution right.

12.       Contributed surplus

	March 31, 2006	December 31, 2005
Balance, beginning of period	$1,973	$1,053
Fair value of stock-based compensation	76	579
Fair value of common share equivalents expired	48	—
Fair value of stock options exercised - transferred to share capital (Note 12)	(4)	(22)
Fair value of warrants expired	—	363
Balance, end of period	$2,093	$1,973

13.       Stock options

	Number	Weighted average price per option
	(000’s)	Cdn $
Outstanding, December 31, 2005	13,170	$0.33
Exercised	(40)	0.22
Cancelled or expired	(25)	0.22
Outstanding, March 31, 2006	13,105	$0.33

14.       Convertible securities

For the three-months ended March 31, 2006, share purchase warrants exercised and outstanding were:

Outstanding at December 31, 2005	Issued in 2006	Exercised in 2006	Expired in 2006	Outstanding at March 31, 2006	Exercise price	Expiry
(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	Cdn $
17,127	—	—	(17,127)	—	0.65	02/10/06
50,000	—	—	—	50,000	0.40	03/23/07
100	—	—	—	100	0.40	03/23/07
67,227	—	—	(17,127)	50,100

	Warrants issued	Warrants exercised	Warrants expired	Warrants outstanding	Fair value of warrants issued	Fair value of warrants exercised	Fair value of warrants expired	Fair value of warrants outstanding
	(000’s)	(000’s)	(000’s)	(000’s)
Balance, December 31, 2005	198,879	(125,248)	(6,404)	67,227	$5,434	$(5,057)	$(363)	$14
Warrants expired	—	—	(17,127)	(17,127)	—	—	—	—
Balance, March 31, 2006	198,879	(125,248)	(23,531)	50,100	$5,434	$(5,057)	$(363)	$14

15.       Supplemental cash flow disclosure

	March 31, 2006	March 31, 2005
Non-cash financing and investing activities
Changes in property, plant and equipment expenditures accrued	$(2,747)	$(2,154)
Changes in inventory valuation derived from depreciation, depletion and amortization allocation	786	—
Fair value of stock option exercised and transferred from contributed surplus to share capital	4	4
Fair value of common share equivalents expired and transferred to contributed surplus	48	—

Operating activities including interest paid in cash	$63	$47

16.       Segment information

The Company operates only in the gold sector within the United States. Currently, revenues are earned exclusively at the Company’s Jerritt Canyon Mine in Nevada and all material assets of the Company are located within the United States.

17.  Subsequent Events

On April 13, 2006, the Company issued 28,512,195 common shares at Cdn $0.41 to Newmont Canada Limited (“Newmont”) pursuant to a private placement equity financing for gross proceeds of $10.0 million.  The private placement equity financing consisted of 28,512,195 common shares and 28,512,195 whole common share purchase warrant which can be exercised to acquire one additional common share at a price of Cdn $0.55 for a period of 48 months.  At closing, Newmont owns approximately 4.9% of the Company’s outstanding common shares.  If Newmont were to exercise all of the warrants and maintain its holdings of the Company’s common shares, Newmont would hold approximately 8.5% of the Company’s fully diluted outstanding common shares.  For a period of two years from closing, Newmont will have the right to participate in future equity offerings by Queenstake to preserve its fully diluted shareholding percentage and will have certain additional rights to participate in debt financings.  Proceeds will be used to fund exploration and for other corporate uses.

An affiliate of Newmont has also conveyed three of its Nevada exploration properties to the Company on a lease-option basis.  The properties are subject to a sliding scale net smelter royalty, dependent on the gold price, of 3% to a maximum of 5% if gold is at or above $500 per ounce, and Newmont retains the right to back into a 51% joint venture interest in each of the properties.

In addition, another affiliate of Newmont has entered into agreement with the Company to sell concentrates and ore from its Nevada operations to the Company for processing at its Jerritt Canyon roasting and milling facility.  The contract calls for the Company to purchase at least 500,000 tons per year over two years.  The Company will pay Newmont for the recoverable ounces in the purchased concentrates and ore, and the Company will charge Newmont commercial terms for processing and refining.  Ore purchases with Newmont may continue for up to three additional years if the Company has the spare processing capacity.  The purchase of Newmont’s concentrates and ore for processing of at least 500,000 tons per year over two years will increase the Jerritt Canyon mill throughput to approximately 95% of its past demonstrated capacity of approximately 1.5 million tons per year.

Subsequent to March 31, 2006, 6,845,000 stock options were granted to officers, directors and employees with an exercise price of Cdn $0.42 with 50% of the options vesting and exercisable immediately and 50% vesting one year from the grant date and with an expiry date of April 6, 2011.

Subsequent to March 31, 2006, 50,000 stock options were granted to an employee with an exercise price of Cdn $0.44 with 50% of the options vesting and exercisable immediately and 50% vesting one year from the grant date and with an expiry date of April 18, 2011.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Dorian Nicol, Queenstake Resources Ltd., Chief Executive Officer, certify that:

1.             I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Queenstake Resources Ltd., (the issuer) for the interim period ending March 31, 2006;

2.             Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3.             Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  May 10, 2006

/s/ Dorian Nicol
Chief Executive Officer

I, Eric Edwards, Queenstake Resources Ltd., Chief Financial Officer, certify that:

1.             I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Queenstake Resources Ltd., (the issuer) for the interim period ending March 31, 2006;

2.             Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3.             Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  May 10, 2006

/s/ Eric Edwards
Chief Financial Officer